3 Embarcadero Center, 26th Floor, San Francisco, CA 94111 ◾ p1.415.365.7442 ◾

November 28, 2017

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GigCapital, Inc.
Registration Statement on Form S-1
Filed November 15, 2017
File No. 333-221581

Dear Mr. Spirgel:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, GigCapital, Inc. (“GigCapital” or the “Company”), by your letter dated November 22, 2017 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, GigCapital will file Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) reflecting the Commission’s requested disclosure edits.

Risk Factors, page 34

We will have no obligation to cash settle the rights, page 52

Comment 1. We note your statement that there are no contractual penalties to deliver securities to the holders of the rights upon consummation of an initial business combination. While this may be true, balance this assertion against the fact that the rights are securities, and the failure to comply with the terms of the rights could be considered a violation of the federal securities laws resulting in penalties. Similar language should be added on page 122 when providing a description of the rights.

Response: The disclosure has been revised as requested to reflect that a failure to comply with the terms of the rights could be considered a violation of federal securities laws resulting in penalties. Please see pages 52 and 122 of the Amended Registration Statement.

Legality Opinion

Comment 2. We note that the legality opinion assumes that the units are duly authorized, executed and delivered by the transfer agent. Since these required actions are instrumental to the underlying opinion, it is not proper for counsel to assume their occurrence. See Staff Legal Bulletin #19 at II.3.a.

Response: Exhibit 5.1 has been revised as requested. Please see the revised Exhibit 5.1.

Comment 3. We note your disclosure that there are no contractual penalties for failure to deliver securities to holders of the rights upon consummation of an initial business combination. Reconcile this statement with counsel’s opinion that the rights will constitute legal, valid and binding obligations of the Company, enforceable against the Company.

Response: As noted in our response to Comment #1 above, the disclosure has been revised as requested. Please see pages 52 and 122 of the Amended Registration Statement.

*        *        *

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415)365-7442 or via email at jselman@crowell.com.

Sincerely,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

cc:	Dr. Avi S. Katz
Alan I. Annex, Esq.
Jason T. Simon, Esq.

Enclosures